Phone:	(215)569-5734
Fax:	(215)832-5734
Email:	Schwartz-g@blankrome.com

March 1, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Kevin Rupert

Re:       Cornerstone Progressive Return Fund
Registration Statement on Form N-2 (File Numbers: 333-172319 and 811-22066)
Request for Selective Review

Dear Mr. Rupert:

As we discussed, the above-referenced filing (the “Registration Statement”) of our client, Cornerstone Progressive Return Fund (the “Fund”), filed on February 17, 2011, is based on and is substantially similar to the registration statements on Form N-2 of Cornerstone Total Return Fund, Inc. (File Numbers: 333-168926 and 811-02363) and Cornerstone Strategic Value Fund, Inc. (File Numbers: 333-168927 and 811-05150), the other two funds in the Cornerstone fund complex, which were reviewed and declared effective by the Staff on October 29, 2010.  Therefore, pursuant to our discussion of February 23, 2011, please accept this letter as a request under the “selective review” procedures discussed below regarding the Staff’s review of the Fund’s Registration Statement.

In this regard, the Staff follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements.  The Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the Staff.  Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

As we discussed, the Fund’s Registration Statement represents a “rights offering” of the Fund’s shares, the terms and conditions of which are substantially identical to those contained in the registration statements of the other Cornerstone funds, which were recently reviewed by the Staff.  The only significant difference is that the Fund’s rights offering does not contain a procedure for Notice of Guaranteed Delivery.

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Securities and Exchange Commission
March 1, 2011

The absence of such a procedure is based on our determination since the filings by the other Cornerstone funds that, because the rights being offered are non-transferable, the Fund is not required to provide for Notice of Guaranteed Delivery.

Please contact me at (215) 569-5734 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Geoffrey D. Schwartz

Geoffrey D. Schwartz